Exhibit 99.1

For immediate release

PreMD Provides Progress Report on PREVU*, LungAlert™

Toronto, Ontario (October 21, 2005) - - Predictive medicine company PreMD Inc. (TSX: PMD; Amex: PME) today provided a progress report on PREVU* Skin Sterol Test, the company’s non-invasive cardiovascular risk assessment technology, and LungAlert™, its test for the early detection of lung cancer.

McNeil Consumer Healthcare is developing its marketing strategy for PREVU* Point of Care (POC) Skin Sterol Test at the retail level, and plans to activate a pilot program in Quebec targeting customers of a major North American retail chain. If successful, it is currently anticipated that the program, which will be conducted in an on-site pharmacy or clinic, may be extended to additional locations.

“Supermarkets and mass retailers represent an increasing percentage of overall pharmacy sales, so it’s logical for McNeil to target this growing market segment,” said Dr. Brent Norton, President and Chief Executive Officer.

McNeil is continuing to develop the professional market and is actively promoting PREVU* POC through medical conferences, including the annual meeting for the European Society of Cardiology and the upcoming Canadian Cardiovascular Congress.

In clinical news, enrolment in the PREPARE (PREVU* Predicts Atherosclerosis Risk and Events) study, which began in the second quarter of 2005, is progressing. Dr. Norton said, “We had a slow start but are optimistic that the enrolment rate will increase as additional partners join the study. At this time, it is difficult to predict when we will have enough data for an appropriate analysis but we are encouraged by the momentum we are gaining.”

As previously disclosed, PREPARE is a clinical trial of up to 25,000 participants in the life insurance testing industry using PREVU* LT Skin Sterol Test, the lab-processed format of PreMD’s skin sterol technology. The study is being conducted with the participation of selected U.S. life insurers and other industry partners. McNeil continues to meet with life insurance companies to prepare for the launch of PREVU* LT pending data. McNeil exhibited the product earlier this month at the Fourth Annual Association of Home Office Underwriters (AHOU) Meeting in California.

Dr. Norton also noted that preliminary data on LungAlert™ from the I-ELCAP (International Early Lung Cancer Action Program) study will be presented at the 13th International Conference on Screening for Lung Cancer, an event for organizations and physicians participating in I-ELCAP, to be held from October 21-23, 2005 in New York. “We are encouraged by the trends we see in this data and are pleased that it has attracted the interest of this audience.”

About PreMD Inc.
PreMD Inc. (formerly IMI International Medical Innovations, Inc.) is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are marketed and distributed worldwide by McNeil Consumer Healthcare, Canada. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

For more information about PREVU*, please visit www.prevu.com or call 1-866-283-8328 (North America) or 00-800-8283-8328 (Europe), or email yourvoice@mccca.jnj.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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For more information, please contact:
Sarah Borg-Olivier
Director, Communications
T: (416) 222-3449
sbolivier@premdinc.com